SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 0-6187
(Check one)

[ ] Form 10-K and Form 10-KSB         [X] Form 11-K

[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For period ended       December 31, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrants      Banta Corporation Hourly 401(k) Plan
                                   Banta Corporation Incentive Savings Plan

     Former name if applicable     N/A

     Address of principal          225 Main Street
     executive office
     City, state and zip code      Menasha, WI  54952
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The  accountant's  statement or other exhibit  required by Rule 12b-25
          (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Because Arthur Andersen LLP, the independent auditors for the Banta Corporation Incentive Savings Plan and the Banta Hourly 401(k) Plan (collectively, the "Plans"), has not yet completed the audits of the financial statements of the Plans for the year ended December 31, 1999, Arthur Andersen LLP is unable to furnish the required opinion on such financial statements. As a result, the Registrant is unable to timely file, without unreasonable effort or expense, its Annual Reports on Form 11-K for the year ended December 31, 1999. Accordingly, this Form 12b-25 is filed to extend the filing deadline for the Annual Report of Form 11-K for each Plan until July 13, 2000. Pursuant to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of this Form 12b-25, a letter from Arthur Andersen LLP confirming the foregoing is attached hereto as Exhibit (99).



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

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Ronald D. Kneezel,
     Vice President and General Counsel                  (920) 751-7708
     (Name)                                      (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Banta Corporation 401(k) Plan
                    Banta Corporation Incentive Savings Plan
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 29, 2000          By: /s/ Donald D. Belcher
                                -----------------------------------------------
                                Donald D. Belcher
                                President and Chief Executive Officer



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